UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Gulf Coast Ultra Deep Royalty Trust (GULTU)
(Name of Issuer)

Royalty Trust Units
(Title of Class of Securities)

40222T104
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[] Rule 13d-1(c)
☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Akanthos Capital Management, LLC	
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b) X	
3.	SEC USE ONLY	
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 16,135,696 (See Note to Item 4 below)	
	6. SHARED VOTING POWER 0	
	7. SOLE DISPOSITIVE POWER 16,135,696 (see Note to Item 4 below)	
	8. SHARED DISPOSITIVE POWER 0	
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,135,696 (See Note to Item 4 below)	
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.01%	
12.	TYPE OF REPORTING PERSON (see instructions) IA	

Item 1.

(a) **Name of Issuer:** Gulf Coast Ultra Deep Royalty Trust

(b) **Address of Issuer's Principal Executive Offices:**

The Bank of New York Mellon Trust Company, N.A., as trustee
Institutional Trust Services
919 Congress Avenue, Suite 500, Austin, TX 78701

Item 2.

(a) **Name of Person Filing:**

Akanthos Capital Management, LLC

(b) **Address of the Principal Office or, if none, residence**

21700 Oxnard Street, Suite 1730, Woodland Hills, CA 91367

(c) **Citizenship**

State of Delaware LLC

(d) **Title of Class of Securities**

Royalty Trust Units

(e) **CUSIP Number**

40222T104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)   ☐Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)   ☐Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   ☐Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)   ☐Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)   [x]   An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)   ☐An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)   [ ]   A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)   ☐A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)   ☐A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)   ☐   Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)   **Amount beneficially owned:**

        16,135,696 (See Note below)

    (b)   **Percent of class:**

        7.01%

    (c)   **Number of shares as to which the person has:**

        (i)   **Sole power to vote or to direct the vote:**

            16,135,696 (See Note below)

        (ii)   **Shared power to vote or to direct the vote:**

            0

        (iii)   **Sole power to dispose or to direct the disposition of:**

            16,135,696 (See Note below)

        (iv)   **Shared power to dispose or to direct the disposition of:**

            0

NOTE: Akanthos Capital Management, LLC ("ACM"), an investment adviser registered under the Investment Advisers Act of 1940, furnishes investment advice to private funds and separately managed accounts. In its role, ACM possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds. All securities reported in this schedule are owned by the Funds. ACM disclaims beneficial ownership of such securities.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

All securities reported are owned by ACM's advisory clients, none of which to ACM's knowledge owns more than 5% of the class. ACM itself disclaims beneficial ownership of all such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Akanthos Capital Management, LLC

February 14, 2018
Date

/s/ Michael Kao
Signature

Name: Michael Kao
Title: Chief Executive Officer